

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2017

Mail Stop 4631

<u>Via E-mail</u>
Scott Christopher
Chief Financial Officer
Fortress Transportation and Infrastructure Investors, LLC
1345 Avenue of the Americas
New York, New York 10105

> **Re:    Fortress Transportation and Infrastructure Investors, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-37386**

Dear Mr. Christopher:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Branch Chief
                        Office of Manufacturing and
                        Construction